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10035876

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00526

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/29/2008 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Goldman Sachs Execution & Clearing, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Hudson
(No. and Street)

Jersey City	NJ	07302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank D'Onofrio (212) 357-4872
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AB 3/11

OATH OR AFFIRMATION

We, the undersigned, members of Goldman Sachs Execution and Clearing, L.P., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the Company of Goldman Sachs Execution & Clearing, L.P., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

Mark W. Holloway
Name

Chief Financial Officer
Title

Joanne Olsen
Notary Public

February 26, 2010
Date

JOANNE OLSEN
Notary Public, State of New York
No. 01OL6159610
Qualified In Richmond County
Term Expires Jan. 22, 2...

GOLDMAN SACHS EXECUTION & CLEARING, L.P. and SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
PURSUANT to RULE 17a-5 of the
SECURITIES and EXCHANGE COMMISSION

As of December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Partners of
Goldman Sachs Execution & Clearing, L.P.:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Goldman Sachs Execution & Clearing, L.P. and its subsidiaries (the "Company") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2010

GOLDMAN SACHS EXECUTION & CLEARING, L.P. and SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

As of December 31, 2009
(in thousands)

Assets	
Cash and cash equivalents	$ 47,432
Cash and securities segregated for regulatory and other purposes (includes $4,404,913 at fair value)	4,453,146
Collateralized agreements:	
Securities borrowed	10,387,935
Financial instruments purchased under agreements to resell, at fair value	1,125,370
Receivables from brokers, dealers and clearing organizations	749,926
Receivables from customers and counterparties	4,173,065
Financial instruments owned, at fair value	27,303
Financial instruments owned and pledged as collateral, at fair value	16,494
Total financial instruments owned, at fair value	43,797
Other assets	220,390
Total assets	$ 21,201,061
Liabilities and Partners' Capital	
Unsecured short-term borrowings	$ 2,203
Secured short-term borrowings	35,000
Short-term borrowings	37,203
Collateralized financings:	
Securities loaned	5,199,896
Financial instruments sold under agreements to repurchase, at fair value	523,282
Payables to brokers, dealers and clearing organizations	128,327
Payables to customers and counterparties	12,158,093
Financial instruments sold, but not yet purchased, at fair value	16,702
Other liabilities and accrued expenses	422,693
Total liabilities	18,486,196
Commitments, contingencies and guarantees	
Subordinated borrowings	1,680,000
Partners' capital	1,034,865
Total liabilities and partners' capital	$ 21,201,061

The accompanying notes are an integral part of this consolidated statement of financial condition.

Note 1. Description of Business

Goldman Sachs Execution & Clearing, L.P. (GSEC), a limited partnership, is a registered U.S. broker-dealer with the SEC, a member of FINRA and a registered futures commission merchant with the CFTC. GSEC, together with its consolidated subsidiaries (collectively, the Company), is a wholly owned subsidiary of SLK LLC, a limited liability company. SLK LLC is owned by Goldman Sachs Trade Management LLC, which is a wholly owned subsidiary of The Goldman Sachs Group, Inc. ("Group Inc"), a Delaware Corporation. The Federal Reserve Board is the primary U.S. regulator of Group Inc., a bank holding company that in August 2009 also became a financial holding company under the U.S. Gramm-Leach-Bliley Act of 1999.

The Company provides a wide range of brokerage and investment services to a substantial and diversified client base. The Company's activities primarily consist of:

- **Trading and Principal Investments.** The Company engages in floor-based and electronic market making as a Designated Market Maker ("DMM") on U.S. equities exchanges. These products consist of equity securities and options.

- **Commissions and Clearance.** The Company facilitates and finances transactions with a diverse group of corporations, financial institutions, governments, hedge funds and individuals. It executes and clears customer transactions on major stock, options and futures exchanges worldwide.

Note 2. Significant Accounting Policies

Basis of Presentation

This consolidated statement of financial condition includes the accounts of GSEC and all other entities in which the Company has a controlling financial interest. All material intercompany transactions and balances have been eliminated.

The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity (VIE) under generally accepted accounting principles (GAAP).

- **Voting Interest Entities.** Voting interest entities are entities in which (i) the total equity investment at risk is sufficient to enable the entity to finance its activities independently and (ii) the equity holders have the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entities' activities. The usual condition for a controlling financial interest in a voting interest entity is ownership of a majority voting interest. Accordingly, the Company consolidates voting interest entities in which it has a majority voting interest.

- **Variable Interest Entities.** VIEs are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in a VIE is present when an enterprise has a variable interest, or a combination of variable interests, that will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. The Company determines whether it is the primary beneficiary of a VIE by first performing a qualitative analysis of the VIE's expected losses and expected residual returns. This analysis includes a review of, among other factors, the VIE's capital structure, contractual terms, which interests create or absorb variability, related party relationships and the design of the VIE. Where qualitative analysis is not conclusive, the Company performs a quantitative analysis. For purposes of allocating a VIE's expected losses and expected residual returns to its variable interest holders, the Company utilizes the "top down" method.

Under this method, the Company calculates its share of the VIE's expected losses and expected residual returns using the specific cash flows that would be allocated to it, based on contractual arrangements and/or the Company's position in the capital structure of the VIE, under various probability-weighted scenarios. The Company reassesses its initial evaluation of an entity as a VIE and its initial determination of whether the Company is the primary beneficiary of a VIE upon the occurrence of certain reconsideration events. See "— Recent Accounting Developments" below for information regarding amendments to accounting for VIEs.

- **Other.** If the Company does not consolidate an entity, the Company accounts for its investment at fair value.

In connection with becoming a bank holding company, Group Inc. was required to change its fiscal year-end from November to December. In April 2009, the Board of Directors of Group Inc. approved a change in Group Inc.'s fiscal year-end from the last Friday of December to December 31. As a result, the Company also changed to a calendar year-end. This change in the Company's fiscal year-end resulted in a 13 month period that began on November 29, 2008 and ended on December 31, 2009.

Unless specifically stated otherwise, all references to 2009 refer to the Company's 13 month fiscal period ended, or the date, as the context requires, December 31, 2009.

Use of Estimates

This consolidated statement of financial condition has been prepared in accordance with generally accepted accounting principles that require management to make certain estimates and assumptions. The most important of these estimates and assumptions relate to fair value measurements, the accounting for identifiable intangible assets and the provision for potential losses that may arise from litigation and regulatory proceedings and tax audits. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Financial Instruments. "Total financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value" are reflected in the consolidated statement of financial condition at fair value.

Other Financial Assets and Financial Liabilities at Fair Value. In addition to "Total financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value," the Company has elected to account for certain of its other financial assets and financial liabilities at fair value under ASC 825-10 (i.e., the fair value option).

Such financial assets and financial liabilities accounted for at fair value include resale and repurchase agreements.

Fair Value Measurements. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., the exit price). Financial assets are marked to bid prices, and financial instruments liabilities are marked to offer prices. Fair value measurements do not include transaction costs.

The fair value hierarchy under ASC 820 prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

	Basis of Fair Value Measurement
Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company defines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument. The Company defines active markets for debt instruments based on both the average daily trading volume and the number of days with trading activity.

In determining fair value, the Company categorizes "Total financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value" as cash instruments.

- **Cash Instruments.** The Company's cash instruments are generally classified within level 1 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most U.S. government and agency securities, active listed equities and certain money market securities. Such instruments are generally classified within level 1 of the fair value hierarchy. Instruments classified within level 1 of the fair value hierarchy are required to be carried at quoted market prices, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on market evidence where available. In the absence of such evidence, management's best estimate is used.

Collateralized Agreements and Financings. Collateralized agreements consist of resale agreements and securities borrowed. Collateralized financings consist of repurchase agreements and securities loaned. Collateralized agreements and financings are presented on a net-by-counterparty basis when a right of setoff exists.

- **Resale and Repurchase Agreements.** Financial instruments purchased under agreements to resell and financial instruments sold under agreements to repurchase, principally U.S. government and federal agency obligations, represent collateralized financing transactions. The Company receives financial instruments purchased under agreements to resell, makes delivery of financial instruments sold under agreements to repurchase, monitors the market value of these securities on a daily basis and delivers or obtains additional collateral as appropriate. As noted above, resale and repurchase agreements are carried in the consolidated statement of financial condition at fair value under the fair value option. Resale and repurchase agreements are generally valued based on inputs with reasonable levels of price transparency and are generally classified within level 2 of the fair value hierarchy. The Company enters its financial instruments purchased under agreements to resell and financial instruments sold under agreements to repurchase transactions substantially with Goldman Sachs & Co. ("GSCO").

- **Securities Borrowed and Loaned.** Securities borrowed and loaned are generally collateralized by cash, securities or letters of credit. The Company receives securities borrowed, makes delivery of securities loaned, monitors the market value of securities borrowed and loaned, and delivers or obtains additional collateral as appropriate. Securities borrowed and loaned within Securities Services, relating to both customer activities and, to a lesser extent, certain Company financing activities, are recorded based on the amount of cash collateral advanced or received plus accrued interest. As these arrangements generally can be terminated on demand, they exhibit little, if any, sensitivity to changes in interest rates. The Company conducts its securities borrowed and loaned transactions substantially with GSCO and Goldman Sachs International ("GSI").

Transfers of Financial Assets. In general, transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. See "— Recent Accounting Developments" below for information regarding amendments to accounting for transfers of financial assets.

Share-Based Compensation

The Company participates in the share-based compensation plans of Group Inc. The cost of employee services received in exchange for a share-based award is generally measured based on the grant-date fair value of the award in accordance with ASC 718.

Identifiable Intangible Assets

Identifiable intangible assets, which consist of New York Stock Exchange (NYSE) DMM rights, are amortized over their estimated lives. Identifiable intangible assets are tested for impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable. An impairment loss, generally calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the estimated undiscounted cash flows relating to the asset or asset group is less than the corresponding carrying value.

Property, Leasehold Improvements and Equipment

Property, leasehold improvements and equipment, net of accumulated depreciation and amortization, are recorded at cost and included in "Other assets" in the consolidated statement of financial condition.

Substantially all property and equipment are depreciated on a straight-line basis over the useful life of the asset. Leasehold improvements are amortized on a straight-line basis over the useful life of the improvement or the term of the lease, whichever is shorter. Certain costs of software developed or obtained for internal use are capitalized and amortized on a straight-line basis over the useful life of the software.

Property, leasehold improvements and equipment are tested for impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable. An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the expected undiscounted cash flows relating to the asset or asset group is less than the corresponding carrying value.
The Company records a liability, based on the fair value of the remaining lease rentals reduced by any potential or existing sublease rentals, for leases where the Company has ceased using the space and management has concluded that the Company will not derive any future economic benefits. Costs to terminate a lease before the end of its term are recognized and measured at fair value upon termination.

Foreign Currency Translation

Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the consolidated statement of financial condition.

Income Taxes

Income taxes are provided for using the asset and liability method. Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The Company's tax assets and liabilities are presented as a component of "Other assets" and "Other liabilities and accrued expenses," respectively, in the consolidated statement of financial condition. The Company recognizes tax positions in the statement of financial condition only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the statement of financial condition.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business.

Recent Accounting Developments

FASB Accounting Standards Codification. In July 2009, the FASB launched the FASB Accounting Standards Codification (the Codification) as the single source of GAAP. While the Codification did not change GAAP, it introduced a new structure to the accounting literature and changed references to accounting standards and other authoritative accounting guidance. The Codification was effective for the Company for 2009 and did not have an effect on the Company's financial condition.

Accounting for Transfers of Financial Assets and Repurchase Financing Transactions (ASC 860). In February 2008, the FASB issued amended accounting principles related to transfers of financial assets and repurchase financing transactions. These amended principles require an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously or in contemplation of the initial transfer to be evaluated as a linked transaction (for purposes of determining whether a sale has occurred) unless certain criteria are met, including that the transferred asset must be readily obtainable in the marketplace. The Company adopted these amended accounting principles for new transactions entered into after November 2008. Adoption did not have a material effect on the Company's financial condition.

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (ASC 820). In April 2009, the FASB issued amended accounting principles related to determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. Specifically, these amended principles list factors which should be evaluated to determine whether a transaction is orderly, clarify that adjustments to transactions or quoted prices may be necessary when the volume and level of activity for an asset or liability have decreased significantly, and provide guidance for determining the concurrent weighting of the transaction price relative to fair value indications from other valuation techniques when estimating fair value. The Company adopted these amended accounting principles in 2009. Since the Company's fair value methodologies were consistent with these amended accounting principles, adoption did not affect the Company's financial condition.

Interim Disclosures about Fair Value of Financial Instruments (ASC 825). In April 2009, the FASB issued amended principles related to interim disclosures about fair value of financial instruments. The Company adopted these amended principles in 2009. Adoption did not affect the Company's financial condition.

Subsequent Events (ASC 855). In May 2009, the FASB issued amended accounting principles related to subsequent events, which codify the guidance regarding the disclosure of events occurring subsequent to the balance sheet date. These amended principles do not change the definition of a subsequent event (i.e., an event or transaction that occurs after the balance sheet date but before the statement of financial condition is issued) but require disclosure of the date through which subsequent events were evaluated when determining whether adjustment to or disclosure in the statement of financial condition is required. These amended principles were effective for the Company for 2009. For the period ended 2009, the Company evaluated subsequent events through February 26, 2010. Since these amended principles require only additional disclosures concerning subsequent events, adoption of the standard did not affect the Company's financial condition.

Transfers of Financial Assets and Interests in Variable Interest Entities (ASC 860 and 810). In June 2009, the FASB issued amended accounting principles which change the accounting for VIEs. These principles were codified as Accounting Standards Update (ASU) No. 2009-16, "Transfers and Servicing (Topic 860) – Accounting for Transfers of Financial Assets" and ASU No. 2009-17, "Consolidations (Topic 810) - Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities" in December 2009. ASU No. 2009-16 changes the requirements for derecognizing financial assets, and requires additional disclosures about transfers of financial assets, including securitization transactions and continuing involvement with transferred financial assets. ASU No. 2009-17 changes the determination of when a VIE should be consolidated. Under ASU No. 2009-17, the determination of whether to consolidate a VIE is based on the power to direct the activities of the VIE that most significantly impact the VIE's economic performance together with either the obligation to absorb losses or the right to receive benefits that could be significant to the VIE, as well as the VIE's purpose and design. ASU No. 2009-16 and 2009-17 are effective for fiscal years beginning after November 15, 2009.

In February 2010, the FASB issued ASU No. 2010-10, which defers the requirements of ASU No. 2009-17 for certain interests in investment funds and certain similar entities. Adoption of ASU Nos. 2009-16 and 2009-17 on January 1, 2010 did not have a material effect on the Company's financial condition. However, continued application of these principles requires the Company to make judgments that are subject to change based on new facts and circumstances, and evolving interpretations and practices.

Fair Value Measurements and Disclosures – Measuring Liabilities at Fair Value (ASC 820). In August 2009, the FASB issued ASU No. 2009-05, "Fair Value Measurements and Disclosures (Topic 820) – Measuring Liabilities at Fair Value." ASU No. 2009-05 provides guidance in measuring liabilities when a quoted price in an active market for an identical liability is not available and clarifies that a reporting entity should not make an adjustment to fair value for a restriction that prevents the transfer of the liability. The Company adopted ASU No. 2009-05 in 2009. Since the Company's fair value methodologies were consistent with ASU No. 2009-5, adoption did not affect the Company's financial condition.

Improving Disclosures about Fair Value Measurements (ASC 820). In January 2010, the FASB issued ASU No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820) - Improving Disclosures about Fair Value Measurements." ASU No. 2010-06 provides amended disclosure requirements related to fair value measurements. ASU No. 2010-06 is effective for statement of financial condition issued for reporting periods beginning after December 15, 2009 for certain disclosures and for reporting periods beginning after December 15, 2010 for other disclosures. Since these amended principles require only additional disclosures concerning fair value measurements, adoption will not affect the Company's financial condition.

Note 3. Financial Instruments

Fair Value of Financial Assets

Cash and securities segregated for regulatory and other purposes included in the Company's statement of financial condition consist of money market instruments and resale agreements. The underlying securities of these resale agreements have been segregated to satisfy certain regulatory requirements.
As of December 2009, the Company has $1.1 billion of assets in level 1 and $3.3 billion of level 2 assets, respectively.

Fair Value of Financial Instruments

The following table sets forth the Company's financial instruments owned, at fair value, including those pledged as collateral, and financial instruments sold, but not yet purchased, at fair value (in thousands):

	As of December 2009	
	Assets	**Liabilities**
Money market instruments	$ 12,550	$ -
Equities and convertible debentures	31,247	16,702
Total	$ 43,797	$ 16,702

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Due to the Company's business lines of trading as a DMM and market maker of listed securities on U.S. equities exchanges, all of GSEC's financial instruments owned and sold, but not yet purchased, at fair value are Level 1 securities.

Credit Concentrations

Credit concentrations may arise from trading and securities borrowing activities and may be impacted by changes in economic, industry or political factors. The Company's financial instruments purchased under agreements to resell were collateralized by U.S. government and federal agency obligations. As of December 2009, the Company did not have credit exposure to any counterparty that exceeded 3% of the Company's total assets.

Derivative Activities

Derivative contracts are instruments, such as futures, forwards, swaps or option contracts that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivative instruments may be privately negotiated contracts, which are often referred to as OTC derivatives, or they may be listed and traded on an exchange. Derivatives may involve future commitments to purchase or sell financial instruments or commodities, or to exchange currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities, commodities, currencies or indices. The Company does not trade or carry any OTC derivatives but enters into derivative transactions to facilitate client transactions.

Collateralized Transactions

The Company receives financial instruments as collateral, primarily in connection with resale agreements, securities borrowed, derivative transactions and customer margin loans. Such financial instruments may include obligations of the U.S. government, federal agencies and corporations, as well as equities. The resale agreements and securities borrowed related transactions are primarily conducted with GSCO.

In many cases, the Company is permitted to deliver or repledge these financial instruments in connection with entering into repurchase agreements, securities lending agreements and other secured financings, collateralizing derivative transactions and meeting Company or customer settlement requirements. As of December 2009, the fair value of financial instruments received as collateral by the Company that it was permitted to deliver or repledge was $24.2 billion, of which the Company delivered or repledged $24.2 billion.

The Company also pledges assets that it owns to counterparties who may or may not have the right to deliver or repledge them. Total financial instruments owned pledged to counterparties that have the right to deliver or repledge are included in "Total financial instruments owned, at fair value" in the consolidated statement of financial condition and was $16.5 million as of December 2009. Total financial instruments owned pledged in connection with repurchase agreements, securities lending agreements and other secured financing to counterparties that did not have the right to sell or repledge are included in "Total financial instruments owned, at fair value" in the consolidated statement of financial condition and was $0.2 million as of December 2009.

Note 4. Variable Interest Entity (VIE)

The Company has a VIE investment. The entity, Just Options LLC was formed to provide option trading and clearing facilities for traders and market makers who became members of Just Options LLC. The Company provided a majority of capital to fund the entity. Based on the revenue sharing agreement and the capital investment, the Company continues to be the primary beneficiary of the VIE and accordingly the Company consolidates this entity.

Note 5. Short-Term Borrowings

The Company obtains unsecured short-term borrowings primarily from Group Inc. at floating rates of interest, which are based on prevailing market rates. As of December 2009, these borrowings were $2.2 million. The Company has a third party line of credit for $1.5 billion. This is a secured facility with the Company pledging collateral to the third party. At December 31, 2009 the Company has $35 million outstanding on this loan. The carrying value of these short-term obligations approximates fair value due to their short-term nature.

Note 6. Subordinated Borrowings

Subordinated borrowings are obtained from Group Inc. As of December 2009, outstanding subordinated borrowings, which matures in October 2010, bear interest at floating rates and total approximately $1.7 billion. The borrowing agreement contains an automatic rollover provision, whereby the maturity date will be extended an additional year, provided the borrower does not give notice of repayment on or before the day seven months preceding the then in effect maturity date. Amounts borrowed under this subordinated loan agreement bear interest at a rate of LIBOR plus .75% per annum. The carrying value of these borrowings approximates fair value due to the floating rates. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 7. Commitments, Contingencies and Guarantees

Commitments

Letters of Credit. The Company provides letters of credit issued by various banks to counterparties in lieu of securities or cash to satisfy various collateral and margin deposit requirements. As of December 2009, the Company did not have any letters of credit outstanding.

Leases. The Company has contractual obligations under long-term noncancelable lease agreements, principally for office space, expiring on various dates through 2012. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. Future minimum rental payments, net of minimum sublease rentals, are set forth below (in thousands):

	As of December 2009
2010	$ 7,196
2011	2,876
2012	918
Total	$ 10,990

Contingencies

The Company is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition.

Guarantees

The Company enters into various derivative contracts that meet the definition of a guarantee under ASC 460. In the ordinary course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. In addition, the Company is a member of payment, clearing and settlement networks as well as securities exchanges around the world that may require the Company to meet the obligations of such networks and exchanges in the event of member defaults. In connection with its prime brokerage and clearing businesses, the Company agrees to clear and settle on behalf of its clients the transactions entered into by them with other brokerage firms. The Company's obligations in respect of such transactions are secured by the assets in the client's account as well as any proceeds received from the transactions cleared and settled by the Company on behalf of the client. The Company is unable to develop an estimate of the maximum payout under these guarantees and indemnifications, however, management believes that it is unlikely the Company will have to make any material payments under these arrangements and has not recorded any contingent liability in the consolidated statement of financial condition for these indemnifications for the period ended December 2009.

Note 8. Identifiable Intangible Assets

The following table sets forth the gross carrying amount, accumulated amortization and net carrying amount of identifiable intangible assets, which is included in "Other Assets" in the consolidated statement of financial condition (in thousands):

		As of December 2009
NYSE DMM rights	Gross carrying amount	$ 319,564
	Accumulated amortization	(154,637)
	Net carrying amount	$ 164,927

All of the Company's identifiable intangible assets are considered to have finite lives and are amortized over their estimated lives. The weighted average remaining life of the Company's identifiable intangibles is approximately 11 years.

Note 9. Other Assets and Other Liabilities

Other Assets

Other assets are generally less liquid, nonfinancial assets. The following table sets forth the Company's other assets by type (in thousands):

	As of December 2009
Property, leasehold improvements and equipment	$ 2,437
Identifiable intangible assets	164,927
Income tax-related assets	15,496
Exchange memberships	18,276
Miscellaneous receivables and other	19,254
Total	$ 220,390

Other Liabilities

Other liabilities and accrued expenses primarily include compensation and benefits, litigation liabilities, tax-related payables, deferred revenue and other payables. The following table sets forth the Company's other liabilities and accrued expenses by type (in thousands):

	As of December 2009
Compensation and benefits	$ 82,793
Income tax-related liabilities	150,628
Accrued expenses and other payables	189,272
Total	$ 422,693

Note 10. Employee Benefit Plans

The Company's employees participate in various Group Inc. sponsored pension plans and certain other postretirement benefit plans, primarily healthcare and life insurance. Certain benefits are also provided to former or inactive employees prior to retirement.

Defined Benefit Pension Plans and Postretirement Plans

Group Inc. maintains a defined benefit pension plan for substantially all U.S. employees hired prior to November 1, 2003. As of November 2004, this plan was closed to new participants and frozen such that existing participants would not accrue any additional benefits. In addition, the Company maintains unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees and their dependents covered under these programs.

On November 30, 2007, Group Inc. adopted amended principles related to employers' accounting for defined benefit pension and other postretirement plans which require an entity to recognize in its statement of financial condition the funded status of its defined benefit pension and postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation.

Defined Contribution Plans

The Company contributes to a Group Inc. employer-sponsored U.S. defined contribution plan. The Company's contribution to this plan was $3.6 million for the period ended December 2009.

Note 11. Employee Incentive Plans

Stock Incentive Plan

Group Inc. sponsors a stock incentive plan, The Goldman Sachs Amended and Restated Stock Incentive Plan (SIP), which provides for grants of incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units (RSUs), awards with performance conditions and other shared-based awards. In the second quarter of 2003, the SIP was approved by Group Inc's shareholders, effective for grants after April 1, 2003 and was further amended and restated, effective December 31, 2008.

Restricted Stock Units

Group Inc. issues RSUs to employees of the Company under the SIP, primarily in connection with year-end compensation and acquisitions. RSUs are valued based on the closing price of the underlying shares on the date of grant after taking into account a liquidity discount for any applicable post-vesting transfer restrictions. Year-end RSUs generally vest and deliver as outlined in the applicable RSU agreements. All employee RSU agreements provide that vesting is accelerated in certain circumstances, such as upon retirement, death and extended absence. The subsequent amortization of the cost of these restricted stock units is allocated to the Company by Group Inc. In all cases, delivery of the underlying shares of common stock is conditioned on the grantees satisfying certain vesting and other requirements outlined in the award agreements.

Stock Options

Stock options granted by Group Inc. to employees of the Company generally vest as outlined in the applicable stock option agreement. Year-end options granted in December 2008 will become exercisable in one third installments in January 2010, January 2011 and January 2012. Shares received on exercise cannot be sold, transferred or otherwise disposed of until January 2014. Year-end 2008 options will expire on December 31, 2018. Year-end options granted in December 2007 will become exercisable in January 2011 and expire on November 24, 2017. Shares received on exercise of year-end 2007 options cannot be sold, transferred or otherwise disposed of until January 2013. All employee stock option agreements provide that vesting is accelerated in certain circumstances, such as upon retirement, death and extended absence. In general, all stock options expire on the tenth anniversary of the grant date, although they may be subject to earlier termination or cancellation under certain circumstances in accordance with the terms of the SIP and the applicable stock option agreement.

Note 12. Related Party Transactions

The Company enters into transactions with Group Inc. and affiliates in the normal course of business as part of its trading, financing and general operations. Amounts outstanding to/from Group Inc. and affiliates are reflected in the consolidated statement of financial condition as set forth below (in thousands):

Assets		
Cash and securities segregated for regulatory and other purposes	$	3,346,313
Collateralized agreements:		
Securities borrowed		10,387,935
Financial instruments purchased under agreements to resell, at fair value		1,125,370
Receivables from brokers, dealers and clearing organizations		406,961
Other assets		97
Liabilities		
Unsecured short-term borrowings	$	2,203
Collateralized financings:		
Securities loaned		5,199,896
Financial instruments sold under agreements to repurchase, at fair value		523,282
Payables to brokers, dealers and clearing organizations		8,933
Other liabilities and accrued expenses		181,223
Subordinated borrowings		1,680,000

Note 13. Income Taxes

The Company is taxed as a corporation for U.S. federal income tax purposes. As a corporation for tax purposes, the Company is subject to U.S. federal and various state and local income taxes on its earnings. The Company also continues to be subject to taxes in foreign jurisdictions on certain of its operations. The Company is included with Group Inc. and subsidiaries in the consolidated corporate tax return as well as the consolidated/combined state and local tax returns. The Company computes its tax liability as if it was filing a tax return on a modified separate company basis and will settle such liability with Group Inc. pursuant to the tax sharing agreement. To the extent the Company generates tax benefits from losses; it will be reimbursed by Group Inc. pursuant to the tax sharing agreement.

As of December 31, 2009, the Company did not record a liability related to accounting for uncertainty in income taxes. All years subsequent to and including 2005 for U.S. Federal and 2004 for New York State and City remain open to examination by the taxing authorities.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse.

Significant components of the Company's deferred tax assets and liabilities are set forth below:

Deferred tax assets		
Compensation and benefits	$	12,253
Other, net		7,508
Total deferred tax assets	$	19,761
Deferred tax liabilities		
Depreciation and amortization	$	4,284
Total deferred tax liabilities	$	4,284

No valuation allowance was required and there was no change in the valuation allowance during the period.

Note 14. Net Capital Requirement

GSEC is a registered U.S. broker-dealer and futures commission merchant subject to Rule 15c3-1 of the SEC and Rule 1.17 of the Commodity Futures Trading Commission, which specify uniform minimum net capital requirements, as defined, for their registrants. GSEC has elected to compute net capital in accordance with the "Alternate Net Capital Requirement" as permitted by Rule 15c3-1. As of December 2009, GSEC had regulatory net capital, as defined, of $1.97 billion of which $1.86 billion exceeded the minimum net capital requirement of $110.6 million.

A subsidiary of GSEC is subject to Rule 15c3-1, which was in compliance as of December 2009. This subsidiary of GSEC is also subject to additional regulatory requirements of exchanges of which it is a member. As of December 2009, these requirements were greater than the minimum requirements under Rule 15c3-1. As of December 2009, this entity was in compliance with their respective exchange requirements. GSEC's net capital includes a reduction for the capital invested in each subsidiary to satisfy any applicable requirements.

As of December 2009, GSEC made a computation related to the reserve requirement for Proprietary Accounts of Introducing Brokers ("PAIB"). The reserve amount and value of securities held on deposit in the Reserve Bank account was $259.4 million.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

To the Partners of
Goldman Sachs Execution & Clearing, L.P.:

In planning and performing our audit of the consolidated financial statements of Goldman Sachs Execution & Clearing, L.P. and its subsidiaries (the "Company") as of and for the thirteen month period ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17;
2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations there under, and the segregation of funds based upon such computations; and
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

February 26, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049673 DEC FINRA
Spear Leeds & Kellogg Specialists LLC
C/O Scott Grant
200 West Street, 7th Floor
New York, NY 10001

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Frank D'Onofrio 212-357-4872

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 97,662.19

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (50,744.24)

July 24,2009
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 46,917.95

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 46,917.95

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 46,917.95 (Wire sent 02/26/2010)

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Spear Leeds & Kellogg Specialists LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Vice President
(Title)

Dated the 1 day of March, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 38,768,984.12
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	433,136.16
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	433,136.16
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 137,423.64	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	137,423.64
Total deductions	137,423.64
2d. SIPC Net Operating Revenues	$ 39,064,876.64
2e. General Assessment @ .0025	$ 97,662.19

(to page 1 but not less than $150 minimum)

SIPC-7T Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end April 30, 2009 thru December 31, 2009. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7T, pay the assessment, and should not be consolidated in your SIPC-7T.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) *Line 2a* For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers, or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) *Adjustments* The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) *Additions* Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) *Deductions* Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If amounts reported on line 2c(8) aggregate in excess of $100,000, documentation must accompany the form filed, such as copies of agreements or a representative prospectus that would reflect the statutory basis for the deduction.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount (but not less than the $150 minimum) in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. *Interest on Assessments.* If all or any part of assessment payable under Section 4 of the Act has not been received within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue. If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to assessments due, interest at the rate of 20% per annum on the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7T no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return envelope.

From Section 16(9) of the Act:
The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:
The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):
The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:
For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7T is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7T form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE American Stock Exchange, LLC
CBOE Chicago Board Options Exchange, Incorporated
CHX Chicago Stock Exchange, Incorporated
FINRA Financial Industry Regulatory Authority
NYSE, Arca, Inc.
NASDAQ OMX PHLX
SIPC Securities Investor Protection Corporation

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-00526 DEC FINRA
Goldman Sachs Execution & Clearing, L.P.
C/O Frank D'Onofrio
30 Hudson St., 16th Fl.
Jersey City, NJ 07302

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Frank D'Onofrio 212-357-4872

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,926,415.93

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (708,585.92)

July 24,2009
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 1,217,830.01

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,217,830.01

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,217,830.01 (Wire sent 02/26/2010)

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Goldman Sachs Execution and Clearing, L.P.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 1 day of March , 20 10 .

Vice President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
106

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 909,735,506.83
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	853,881.13
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	853,881.13
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	79,190,460.23
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	31,873,401.83
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ (41,509,008.46)	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 28,959,152.00	
Enter the greater of line (i) or (ii)	28,959,152.00
Total deductions	140,023,014.06
2d. SIPC Net Operating Revenues	$ 770,566,373.90
2e. General Assessment @ .0025	$ 1,926,415.93

(to page 1 but not less than $150 minimum)

SIPC-7T Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end April 30, 2009 thru December 31, 2009. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7T, pay the assessment, and should not be consolidated in your SIPC-7T.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) *Line 2a* For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) *Adjustments* The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) *Additions* Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) *Deductions* Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If amounts reported on line 2c(8) aggregate in excess of $100,000, documentation must accompany the form filed, such as copies of agreements or a representative prospectus that would reflect the statutory basis for the deduction.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount (but not less than the $150 minimum) in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. *Interest on Assessments.* If all or any part of assessment payable under Section 4 of the Act has not been received within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue. If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to assessments due, interest at the rate of 20% per annum on the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7T no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return envelope.

From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):

Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:

For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7T is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7T form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

<u>SIPC Examining Authorities:</u>

ASE American Stock Exchange, LLC
CBOE Chicago Board Options Exchange, Incorporated
CHX Chicago Stock Exchange, Incorporated
FINRA Financial Industry Regulatory Authority
NYSE, Arca, Inc.
NASDAQ OMX PHLX
SIPC Securities Investor Protection Corporation

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Partners of
Goldman Sachs Execution & Clearing, L.P.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of Goldman Sachs Execution and Clearing, L.P. (the Company) for the period from March 28, 2009 through December 31, 2009 which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7T during the period ended December 31, 2009. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7T with the respective cash disbursement records entries, as follows: The amount in 2B, $708,585, was paid in two amounts, $150 and $708,435. The $150 was paid with check # 033307, $708,436 was paid with check # 033907. The amount in 2G, $1,217,830 was paid with wire #B1QGC05C008989, for a total assessment payment of $1,926,416. No differences noted.

2. Compared the Total Revenue amount of $1,503,052,282 reported on page 3 of the audited Form X-17A-5 for the thirteen month period ended December 31, 2009 to the consolidated "Income Statement 12-31-09", "0495 - GOLDMAN SACHS EXECUTION & CLEARING, L.P." worksheet provided by Kelly Seidito, SAO less:
    a. Total revenue amount of $395,588,374 reported on the Company's Focus Reports for the period from December 27, 2008 to March 27, 2009;
    b. Total revenue amount of $126,147,490 for the period November 28, 2008 to December 26, 2008;
    c. Total revenue amount of $522,946 for foreign subsidiaries;
    d. Total revenue amount of $46,512 for subsidiaries not engaged in the securities business;
    e. Total revenue amount of $70,063,436 for SIPC subsidiaries which file a separate SIPC 7-T;

    with the Total revenue amount of $909,735,506 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009. The following differences were noted:

f. ($981,052) for repo interest income on intra company activity for the period December 27, 2008 to March 27, 2009 in the revenue line for the audited financials but included in total Focus interest expense.
g. $33,034 for vested forfeiture expense related to share based compensation included in the revenue line for the audited financial but included in total Focus expense.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:
   a. Compared addition on line 2b(2), net loss from principal transactions in securities in trading accounts of $853,881 to "0495 - SIPC REPORT December Actual", Statement of Income Loss worksheet provided by Kelly Seidito, SAO. No differences noted.
   b. Compared deduction on line 2(c)(2), revenues from commodity transactions of $79,190,460 to "0495 - SIPC REPORT December Actual", Statement of Income Loss worksheet provided by Kelly Seidito, SAO. No differences noted.
   c. Compared deduction on line 2(c)(3), revenues Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions of $31,873,402 to "0495 - SIPC REPORT December Actual", ECN Fees Paid to other SIPC worksheet provided by Kelly Seidito, SAO. No differences noted.
   d. Compared total interest and dividend expense on line 2(9)(i) of ($41,509,008) to "0495 - SIPC REPORT December Actual", Statement of Income Loss worksheet provided by Kelly Seidito, SAO. No differences noted.
   e. Compared the 40% of interest earned on customers securities accounts on line 2(9)(ii) of $28,959,152 to "0495 - SIPC REPORT December Actual", Statement of Income Loss worksheet provided by Kelly Seidito, SAO. No differences noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Recalculated the mathematical accuracy of the net loss from principal transactions in securities in trading accounts on line 2b(2) of $853,881 based off of the "0495 - SIPC REPORT December Actual", Statement of Income Loss worksheet, cells C6:K6, period 04 through period 12 (April 1, 2009 through December 31, 2009), provided by Kelly Seidito, SAO. No differences noted.
   b. Recalculated the mathematical accuracy of the revenues from commodity transactions on line 2(c)(2) of $79,190,460 to "0495 - SIPC REPORT December Actual", Statement of Income Loss worksheet, cells C9:K9, period 04 through period 12 (April 1, 2009 through December 31, 2009), provided by Kelly Seidito, SAO. No differences noted.
   c. Recalculated the mathematical accuracy of the revenues from Commissions, floor brokerage and clearance paid to other SIPC members from on line 2(c)(3) of $31,873,402 to "0495 - SIPC REPORT December Actual", ECN Fees Paid to other SIPC worksheet, cells C5:K8, period 04 through period 12 (April 1, 2009 through December 31, 2009), provided by Kelly Seidito, SAO. No differences noted.
   d. Recalculated the mathematical accuracy of the total interest and dividend expense on line 2(9)(i) of ($41,509,008) to "0495 - SIPC REPORT December Actual", Statement of Income Loss worksheet, cells C19:K19, period 04 through period 12 (April 1, 2009 through December 31, 2009), provided by Kelly Seidito, SAO. No differences noted.
   e. Recalculated the mathematical accuracy of the 40% of interest earned on customers securities accounts on line 2(9)(ii) of $28,959,152 to "0495 - SIPC REPORT December Actual", Statement of Income Loss worksheet, C8:K8, period 04 through period 12 (April 1, 2009 through December 31, 2009), provided by Kelly Seidito, SAO. No differences noted.
   f. Recalculated the mathematical accuracy of 2(c)(9)(i) of the total interest and dividend expense but not in excess of total interest and dividend income of $28,959,152. No differences noted.
   g. Recalculated the greater of line 2(c)(9) (i) or (ii) of $28,959,152. No differences noted.

h. Recalculated all subtotals and totals on Form SIPC-7T, pages 1 and 2, and the mathematical accuracy of the amounts listed in procedures 2 and 3.

i. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $770,566,374 and $1,926,415, of the Form SIPC-7T. No differences noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the Partners of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2010

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Partners of
Spear, Leeds & Kellogg Specialist, LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of Goldman Spear, Leeds & Kellogg Specialist, LLC (the Company) for the period from March 28, 2009 through December 31, 2009 which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7T during the period ended December 31, 2009. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7T with the respective cash disbursement records entries, as follows: The amount in 2B, $50,744, was paid in two amounts, $150 and $50,594. The $150 was paid with check # 033773, $50,594 was paid with check #033906. The amount in 2G, $46,918 was paid with wire #0418394, for a total assessment payment of $97,662. No differences noted.
2. Compared the Total Revenue amount of $70,063,436 for the thirteen month period ended December 31, 2009 to the consolidated "Income Statement 12-31-09", " '0485 - SPEAR, LEEDS & KELLOGG SPECIALISTS LLC" worksheet provided by Kelly Seidito, SAO, less:
    a. Total revenue amount of $ 23,280,331 reported on the Company's Focus Report for the period from December 27, 2008 to March 27, 2009;
    b. Total revenue amount of $7,990,943 for the period November 28, 2009 to December 26, 2008,

   with the Total revenue amount of $38,768,984 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009. The total revenue amount for the period from November 28, 2009 to December 26, 2008 was compared to "0485 - SIPC REPORT December Actual", Essbase Drill Tie out with the following difference:

    c. $23,178 for interest income related to rebate on the Company's short positions included in the expense line for the audited financials but included in total Focus revenues.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

PRICEWATERHOUSECOOPERS

a. Compared addition on line 2b(4), interest and dividend expense deducted in determining item of $433,316 to "0485 - SIPC REPORT December Actual", 0485 Dividend worksheet provided by Kelly Seidito, SAO. No differences noted.
b. Compared total interest and dividend expense on line 2(9)(i) of $137,424 to "0485 - SIPC REPORT December Actual", 0485 Dividend worksheet provided by Kelly Seidito, SAO. No differences noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the interest and dividend expense on line 2b(4) of $433,416 based off of the "0485 - SIPC REPORT December Actual", 0485 Dividend worksheet, cells C6:K6, period 04 through period 12 (April 1, 2009 through December 31, 2009), provided by Kelly Seidito, SAO. No differences noted.
   b. Recalculated the mathematical accuracy of the total dividend and interest expense of $1,023,450 based off of the "0485 - SIPC REPORT December Actual", Statement of Income (Loss), cells C10:K10, period 04 through period 12 (April 1, 2009 through December 31, 2009), provided by Kelly Seidito, SAO. No differences noted.
   c. Recalculated the mathematical accuracy of the total dividend and interest income of $137,423 based off of the "0485 - SIPC REPORT December Actual", 0485 Dividend worksheet, cells C6:K6, period 04 through period 12 (April 1, 2009 through December 31, 2009), provided by Kelly Seidito, SAO. No differences noted.
   d. Recalculated the mathematical accuracy of 2(c)(9)(i) of the total interest and dividend expense but not in excess of total interest and dividend income of $137,423. No differences noted.
   e. Recalculated all subtotals and totals on Form SIPC-7T, pages 1 and 2, and the mathematical accuracy of the amounts listed in procedures 2 and 3.
   f. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $39,064,877 and $97,662, of the Form SIPC-7T. No differences noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the Partners of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2010